File Nos. 033-64191
          811-07425







                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940














                                 PEREGRINE FUNDS
                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Hong Kong on the 31st day of January, 1996.

                                                              PEREGRINE FUNDS



                                                           By \s\ Gary Greenberg

Attest: \s\ Yvonne Chow
         Secretary